FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	A Powerful New Storm Rolls Onto Verizon Wireless’ Network ON Oct. 28	4

Document 1

FOR IMMEDIATE RELEASE                                                           MEDIA CONTACTS:
October 26, 2009                                                                                Brenda Boyd Raney
Verizon Wireless
908.559.7518
Brenda.Raney@verizonwireless.com

Marisa Conway
Brodeur Partners (for RIM)
212.336.7509
mconway@brodeur.com

RIM Investor Relations
519.888.7465
investor_relations@rim.com

A POWERFUL NEW STORM ROLLS ONTO VERIZON WIRELESS’ NETWORK ON OCT. 28

New Operating System for Existing BlackBerry Storm Customers

BASKING RIDGE, N.J., and WATERLOO, Ontario – Verizon Wireless and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that the BlackBerry® Storm2™ smartphone will be available in Verizon Wireless Communications stores, online at www.verizonwireless.com, and through business sales channels beginning Oct. 28.  The BlackBerry Storm2 with BlackBerry® OS 5.0 evolves the BlackBerry® touchscreen platform with hundreds of hardware and software enhancements – including new SurePress™ “clickable” display technology and built-in Wi-Fi® – delivering the exceptional multimedia experience and communications capabilities customers have come to expect from their BlackBerry smartphones.
Key Features:
•	Smooth design and premium finish with sloped edges, chrome accents, glass lens and stainless steel backplate
•	Large (3.25”), dazzling high-resolution 480 x 360 display at 184 ppi

•	Capacitive touchscreen with integrated functions (Send, End, Menu, Escape) and new SurePress technology that makes clicking the display practically effortless
•	3G and global connectivity support for making phone calls in more than 220 countries and accessing data in more than 185 countries (with more than 80 destinations in 3G)
•	Network Connectivity: EV-DO Revision A; UMTS/HSPA (2100 MHz); and quad-band EDGE/GPRS/GSM networks
•	Supports Wi-Fi (802.11 b/g)
•	256 MB of Flash memory
•	2 GB of onboard media storage and a microSD™/SDHD memory card slot with a 16 GB card included

Software Updates on BlackBerry Storm2:
•
Features BlackBerry OS 5.0, which includes typing accuracy and selection improvements, as well as usability and visual enhancements such as inertial scrolling, spin boxes that make it easier to set dates and times, gradient shading on buttons, and more use of animation

•	BlackBerry® Browser is improved with faster JavaScript and CSS processing as well as support for Gears and BlackBerry Widgets
•
Customers running BlackBerry® Enterprise Server 5.0 will gain the ability to set follow-up flags, manage e-mail folders, access remote files (Windows Shares), forward appointments, view calendar attachments, and more

Additional Features and Specifications:
•	3.2 megapixel camera with autofocus, Image Stabilization (IS), flash and video recording capabilities
•
Premium and easy-to-access phone features, background noise suppression technology, loud distortion-free speakerphone and face detection (proximity sensor) that prevents accidental clicks and blanks the screen while the customer is on the phone

•
Media player for videos, pictures and music, plus support for BlackBerry Desktop Manager for both PCs and Macs, and BlackBerry® Media Sync, for easily syncing Windows Media® Player music with the smartphone*

•	3.5 mm stereo headset jack and dedicated volume controls
•	Bluetooth® (v2.1) capable with support for Secure Simple Pairing, hands-free headsets, stereo headsets, car kits and other Bluetooth peripherals
•	Built-in GPS for maps and other location-based applications, as well as photo geotagging; and Verizon Wireless’ VZ NavigatorSM service is pre-loaded
•	V CAST Music with Rhapsody
•
Access to BlackBerry App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones, with categories including games, entertainment, IM and social networking, news, weather, productivity and more

•	Support for Verizon Wireless’ Mobile Broadband Connect tethering service
•	Removable, rechargeable 1400 mAhr battery that provides up to 5.5 hours of talk time or up to 11.2 days of standby time

Pricing and Availability:

•
The BlackBerry Storm2 smartphone is available beginning Oct. 28 for $179.99 after a $100 mail-in rebate with a new two-year customer agreement on a voice plan with an Email and Web feature or an Email and Web for BlackBerry plan.  Customers will receive the mail-in rebate in the form of a debit card; upon receipt, customers may use the card as cash anywhere debit cards are accepted.  Data plans for the BlackBerry Storm2 smartphone begin at $29.99 when added to any Nationwide voice plan.

New Operating System for Existing BlackBerry Storm Customers
•
Existing BlackBerry Storm customers will be able to update their handsets to the new BlackBerry OS 5.0 software via Web software load (www.blackberry.com/update), BlackBerry Desktop Manager, or from Verizon Wireless’ download site (www.verizonwireless.com/storm). The software is available today.

•
For additional information on Verizon Wireless products and services, visit a Verizon Wireless Communications Store, call 1-800-2 JOIN IN or go to www.verizonwireless.com.  Business customers can contact their Business Sales Representatives at 1-800-VZW-4BIZ.

* Certain music files may not be supported, including files that contain digital rights management technologies.

# # #

(EDITOR’S NOTE: Media can access high-resolution images of the BlackBerry Storm2 in the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.)

About Verizon Wireless
Verizon Wireless operates the nation’s most reliable and largest wireless voice and data network, serving 87.7 million customers. Headquartered in Basking Ridge, N.J., with more than 87,000 employees nationwide, Verizon Wireless is a joint venture of Verizon Communications (NYSE: VZ) and Vodafone (NYSE and LSE: VOD). For more information, visit www.verizonwireless.com. To preview and request broadcast-quality video footage and high-resolution stills of Verizon Wireless operations, log on to the Verizon Wireless Multimedia Library at www.verizonwireless.com/multimedia.

About Research In Motion
Research In Motion (RIM) is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 26, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations